Exhibit 1

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 1, 2026.

Date	Effected By	Nature of Transaction	Quantity	Price
12/31/2025	Trust, of which Ms. N. Dondero is trustee	Dividend Reinvestment	8,044.89	$14.08
12/31/2025	James D. Dondero	Dividend Reinvestment	12,012.91	$14.08
12/30/2025	NexPoint Advisors (1)	Redemption of OP Units	852,273	$13.96

(1)	The transactions reported herein were effected indirectly through one or more advised accounts.